EXHIBIT 99.2

Mogo Finance Technology Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine months ended September 30, 2018 and 2017

1

Mogo Finance Technology Inc. Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of Canadian Dollars)

	September 30, 2018(1)	December 31, 2017(1)
Assets		(audited)
Cash	25,046	40,560
Loans receivable (Note 4)	80,712	73,460
Prepaid expenses, deposits and other assets	2,866	1,827
Deferred cost (Note 6)	307	410
Investment tax credits	-	343
Property and equipment (Note 7)	3,871	3,206
Intangible assets (Note 8)	17,407	14,897
	130,209	134,703
Liabilities
Accounts payable and accruals	11,744	7,468
Other liabilities (Note 9)	1,002	1,089
Credit facilities (Note 10)	69,455	57,110
Debentures (Note 11)	39,882	39,680
Convertible debentures (Note 12)	11,608	12,864
Derivative financial liability (Note 15d)	1,406	2,697
	135,097	120,908
Shareholders’ Equity (Deficit)
Share capital (Note 15a)	74,234	71,389
Contributed surplus	6,691	6,033
Deficit	(85,813)	(63,627)
	(4,888)	13,795
	130,209	134,703

_____________

(1)	The condensed consolidated statement of financial position as at September 30, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Minhas Mohamed” , Director

The accompanying notes are an integral part of these financial statements.

2

Mogo Finance Technology Inc. Interim Condensed Consolidated Statements of Comprehensive Loss (Unaudited) (Expressed in thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2018(1)	September 30, 2017(1)	September 30, 2018(1)	September 30, 2017(1)
Revenue
Subscription and services	7,833	3,708	18,555	8,884
Interest revenue	7,229	4,674	18,503	13,063
Loan fees	357	4,197	8,111	13,403
	15,419	12,579	45,169	35,350
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	4,199	2,843	11,880	8,477
Transaction costs	1,655	1,169	4,441	3,172
	5,854	4,012	16,321	11,649
Gross profit	9,565	8,567	28,848	23,701
Operating expenses
Technology and development	3,779	2,705	10,961	8,345
Marketing	2,363	1,754	7,053	4,569
Customer service and operations	1,922	1,734	5,836	5,493
General and administration	2,918	2,640	8,904	7,435
Total operating expenses	10,982	8,833	32,754	25,842
Loss from operations	(1,417)	(266)	(3,906)	(2,141)
Other expenses
Credit facility interest expense (Note 10)	2,435	1,935	6,588	5,224
Debenture interest expense (Note 11, 12)	2,017	2,085	6,043	5,444
Unrealized exchange (gain) loss	(114)	(237)	318	(454)
Unrealized (gain) loss on derivative liability (Note 15d)	150	(406)	(1,291)	973
Other one-time expenses (Note 7)	1,140	74	1,487	300
	5,628	3,451	13,145	11,487
Loss and comprehensive loss	(7,045)	(3,717)	(17,051)	(13,628)

Loss per share
Basic and fully diluted	(0.307)	(0.203)	(0.752)	(0.744)
Weighted average number of basic and fully diluted common shares (in 000’s)	22,963	18,341	22,683	18,310

____________

(1)	The condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2018 reflect the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to the unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

3

Mogo Finance Technology Inc. Interim Condensed Consolidated Statements of Changes in Equity (Deficit) (Unaudited) (Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	18,280	$45,655	$3,945	$(43,898)	$5,702
Loss and comprehensive loss	-	-	-	(13,628)	(13,628)
Stock based compensation	-	-	661	-	661
Options exercised	41	154	(71)	-	83
Conversion of restricted share units (“RSUs”)	31	273	(273)	-	-
Equity component of convertible debentures	-	-	972	-	972
Amortization of warrants	-	-	110	-	110
Balance, September 30, 2017	18,352	46,082	5,344	(57,526)	(6,100)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018(1)	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(17,051)	(17,051)
Shares issued – convertible debentures (Note 12)	594	2,509	(132)	-	2,377
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	932	-	932
Options exercised	93	288	(94)	-	194
Conversion of restricted share units (“RSUs”)	30	86	(86)	-	-
Amortization of warrants	-	-	38	-	38
Balance, September 30, 2018	22,992	74,234	6,691	(85,813)	(4,888)

_____________

(1)	The condensed consolidated statement of changes in equity (deficit) for the nine months ended September 30, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

4

Mogo Finance Technology Inc. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2018(1)	September 30, 2017(1)	September 30, 2018(1)	September 30, 2017(1)
Cash provided by (used in) the following activities:

Operating activities
Loss and comprehensive loss	(7,045)	(3,717)	(17,051)	(13,628)
Items not affecting cash:
Depreciation and amortization	2,093	1,099	5,056	2,959
Amortization of deferred finance costs	102	199	307	423
Accretion of convertible debentures	165	161	516	230
Loss on sale of fixed assets	-	-	-	19
Other one-time expenses	1,105	-	1,105	118
Provision for loan losses	4,704	3,301	13,346	9,900
Stock based compensation expense	369	181	932	661
Unrealized loss (gain) on derivative liability	150	(406)	(1,291)	973
Unrealized foreign exchange (gain) loss	(114)	(237)	344	(448)
	1,529	581	3,264	1,207
Changes in working capital accounts
Net issuance of loans receivable	(10,506)	(8,323)	(25,733)	(15,693)
Investment tax credits	-	-	343	-
Prepaid expenses, deposits and other assets	(494)	(106)	(1,148)	(366)
Accounts payable and accruals	2,736	(338)	3,391	1,447
Other liabilities	(29)	(29)	(87)	(87)
Net cash used in operating activities	(6,764)	(8,215)	(19,970)	(13,492)
Investing activities
Purchases of property and equipment	(1,289)	(72)	(2,549)	(402)
Investment in intangible assets	(1,921)	(1,141)	(5,225)	(3,741)
Net cash used in investing activities	(3,210)	(1,213)	(7,774)	(4,143)

Financing activities
Net proceeds from issuance of convertible debentures	-	(33)	-	13,387
Net advances from debentures	-	795	-	5
Net advances from credit facilities	4,306	2,963	12,037	4,864
Credit facility financing cost	-	(210)	-	(210)
Options exercised	99	30	193	83
Net cash provided by financing activities	4,405	3,545	12,230	18,129

Increase (decrease) in cash resources	(5,569)	(5,883)	(15,514)	494
Cash, beginning of period	30,615	25,001	40,560	18,624
Cash, end of period	25,046	19,118	25,046	19,118

_____________

(1)	The condensed consolidated statement of cash flows for the three and nine months ended September 30, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to Note 3 to these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

5

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo”) (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the NASDAQ Capital Market under the symbol “MOGO”.

Mogo — a Vancouver-based financial technology company — is a mobile first digital challenger to the banks in Canada, empowering consumers with simple solutions to help them improve their financial health. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account.

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2017. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at September 30, 2018.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity. Certain revenue and expense captions in the interim condensed consolidated statements of comprehensive loss were renamed in the current period to provide greater clarity and provide a broader description that appropriately captures new revenue streams.

These interim condensed consolidated financial statements for the nine months ended September 30, 2018 and September 30, 2017 were authorized for issue by the Board of Directors on November 7, 2018.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

6

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

2.	Basis of presentation (Continued from previous page)

Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2017. The measurement of expected credit losses under IFRS 9 effective January 1, 2018 is also inherently subject to significant judgment and is described further in Note 3.

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the new policies and adoption of new standards effective as of January 1, 2018 noted below.

Recent IFRS standards adopted in 2018

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s condensed consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income (“FVOCI”). IFRS 9 removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

7

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped by product type and by customer tenure for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

Summary of IFRS 9 adoption impact

The following table summarizes the classifications and carrying amounts of the Company’s financial instruments as previously established under IAS 39 as at December 31, 2017, and the new IFRS 9 classifications and carrying amounts established as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount, IAS 39	New carrying amount, IFRS 9
Cash	Loans and receivables	Amortized cost	40,560	40,560
Loans receivable, net	Loans and receivables	Amortized cost	73,460	68,325
Accounts payable and accruals	Amortized cost	Amortized cost	7,468	7,468
Credit facilities	Amortized cost	Amortized cost	57,110	57,110
Debentures	Amortized cost	Amortized cost	39,680	39,680
Convertible debentures	Amortized cost	Amortized cost	12,864	12,864
Derivative financial liabilities	FVTPL	FVTPL	2,697	2,697

Financial assets reclassified from loans and receivables under IAS 39 to amortized cost under IFRS 9 were previously also subject to the amortized cost measurement method under IAS 39. The following table summarizes the transition adjustment required upon adoption of IFRS 9 as at January 1, 2018:

		As at January 1, 2018
	Original carrying amount, IAS 39	Transition Adjustment(1)	New carrying amount, IFRS 9
Gross loans receivable	80,894	-	80,894
Allowance for loan losses	(7,434)	(5,135)	(12,569)
Loans receivable, net	73,460	(5,135)	68,325
Deficit	(63,627)	(5,135)	(68,762)

__________
(1)	Re-measurement of the allowance for loan losses relates to the application of the ECL impairment methodology effective upon transition to IFRS 9. This adjustment was recorded to the opening deficit as at January 1, 2018.

8

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s interim condensed consolidated financial statements.

Revenue recognition

In 2018, the Company commenced Bitcoin “mining” operations, which is the process of providing transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined.

New IFRS standards and interpretations not yet applied

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 will replace IAS 17, Leases. The Company intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019.

IFRS 16 removes the distinction between operating and finance leases from the lessee’s perspective and introduces a single lessee accounting model. The standard requires a lessee to recognize a “right of use” asset and a corresponding lease liability for substantially all leases, with the exception of leases with terms less than 12 months and leases of low value assets. Requirements for lessor accounting are largely unchanged from IAS 17.

IFRS 16 will result in the recognition of “right of use” assets and lease liabilities for the Company’s leases that are currently accounted for as operating leases under IAS 17. IFRS 16 will also result in reclassification of the nature of lease expenses to depreciation and interest expense, from their classification of “premises expense” under IAS 17.

The Company is on track to complete the implementation of IFRS 16 effective January 1, 2019.

4.	Loans receivable

Loans receivable represent unsecured installment loans, lines of credit, and short-term loans advanced to customers in the normal course of business. The terms of the loans vary from 2-5 years for installment loans, 1 year for lines of credit, and typically 14-30 days for short-term loans. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
Current	57,237	46,977
Non-Current	38,291	33,917
	95,528	80,894

9

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

			As at September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	83,004	-	20	83,024
1-30 days past due	3,043	-	221	3,264
31-60 days past due	-	1,642	395	2,037
61-90 days past due	-	1,380	405	1,785
91-180 days past due	-	-	5,418	5,418
Gross loans receivable	86,047	3,022	6,459	95,528
Allowance for loan losses	(6,940)	(2,116)	(5,760)	(14,816)
Loans receivable, net	79,107	906	699	80,712

The following table presents comparative figures as at December 31, 2017 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

Age analysis of loans receivable	As at December 31, 2017

Not past due	73,965
1-30 days past due	1,546
31-60 days past due	1,296
61-90 days past due	1,183
91-180 days past due	2,904
Gross loans receivable	80,894
Allowance for loan losses	(7,434)
Loans receivable, net	73,460

Allowance for loan losses	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	7,434	7,311
January 1, 2018 IFRS 9 adjustment	5,135	-
Provision for loan losses	13,346	13,343
Charge offs	(11,099)	(13,220)
Balance, end of period	14,816	7,434

The provision for loan losses in the interim condensed consolidated statement of comprehensive loss is recorded net of recoveries for the three and nine months ended September 30, 2018 of $506 and $1,466 respectively (three and nine months ended September 30, 2017 - $457 and $1,422 respectively).

5.	Related party transactions

Debenture balances include $3,193 (December 31, 2017 - $3,145) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the three months and nine months ended September 30, 2018 totalled $134 and $401 respectively (three and nine months ended September 30, 2017 - $133 and $364 respectively). All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo.

During April 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the current agreement. The extended agreement is effective until December 31, 2020 and provides for Mogo to receive a similar minimum annual media value from Postmedia to the original agreement, and Postmedia to receive a fixed cash quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 15(d) for further information. In 2016, Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement, until December 31, 2020. The remaining balance as at September 30, 2018 is $307 (December 31, 2017 - $410).

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2016	2,067	1,585	2,592	6,244
Additions	271	30	65	366
Disposals	(1)	(115)	(148)	(264)
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,901	2	-	3,903
Impairment	(1,105)	-	-	(1,105)
Balance at September 30, 2018	5,133	1,502	2,509	9,144
Accumulated depreciation
Balance at December 31, 2016	1,031	612	679	2,322
Additions	357	168	457	982
Disposals	(1)	(32)	(131)	(164)
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	1,671	114	348	2,133
Balance at September 30, 2018	3,058	862	1,353	5,273
Net book value
At December 31, 2017	950	752	1,504	3,206
At September 30, 2018	2,075	640	1,156	3,871

In the three months ended September 30, 2018, the Company recognized $1,105 of impairment on Bitcoin mining equipment due to a reduction in the market price of Bitcoin. This non-cash expense was recorded within other one-time expenses in the interim condensed consolidated statement of comprehensive loss. The recoverable amount of the Bitcoin mining equipment was determined to be $1,189 under the value-in-use method, calculated using a discounted cash flow model with a discount rate of 13%.

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs.

11

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2016	8,593	6,333	3,340	18,266
Additions	-	5,143	11	5,154
Transfers	7,935	(7,935)	-	-
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	5,287	5	5,292
Transfers	7,930	(7,930)	-	-
Balance at September 30, 2018	24,458	898	3,356	28,712
Accumulated depreciation
Balance at December 31, 2016	3,122	-	2,895	6,017
Additions	2,369	-	137	2,506
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	2,715	-	67	2,782
Balance at September 30, 2018	8,206	-	3,099	11,305
Net book value
At December 31, 2017	11,037	3,541	319	14,897
At September 30, 2018	16,252	898	257	17,407

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

9.	Other liabilities

	September 30, 2018	December 31, 2017
Deferred lease inducement	252	339
Marketing incentive	750	750
	1,002	1,089

Deferred lease inducement relates to incentive provided by our landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

12

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

10.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s Liquid loan products, and the “Credit Facility – Other”, which is used to finance other products, including the Company’s Zip and Mini loan products. The Credit Facility – Liquid matures on August 31, 2020, and the Credit Facility – Other matures on July 2, 2020.

The amount drawn on Credit Facility - Liquid as at September 30, 2018 was $30,856 (December 31, 2017 – $29,439) with unamortized deferred financing costs of $637 (December 31, 2017 – $887) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at September 30, 2018, LIBOR was 2.25% (December 31, 2017 – 1.56%).

The amount drawn on Credit Facility - Other as at September 30, 2018 was $39,369 (December 31, 2017 – $28,749) with unamortized deferred financing costs of $133 (December 31, 2017 – $191) netted against the amount owing. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%).

Both credit facilities are subject to certain covenants and events of default. As of September 30, 2018, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the interim condensed consolidated statement of comprehensive loss.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 0.83% and 1.52% (2017 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. Interest expense on the debentures is included in debenture interest expense in the consolidated statement of comprehensive loss. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, the maturity date of such credit facility.

In the event that the Credit Facility – Other is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then the debenture balance currently reported as repayable in 2020 will have the following contractual repayment dates as at September 30, 2018:

2018	12,344
2019	19,902
2020	6,202
2021	1,434
39,882

12.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of June 6, 2020. The interest is payable semi-annually on November 30 and May 31, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days prior to the payment date, or ii) in cash.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the fifth day prior to the maturity date, or ii) in cash.

The Company may at any time that the 20-day VWAP of the common shares exceeds $5.75 per share, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at $5.00 per common share (the “Conversion Price”). Further, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $5.00 per share.

13

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

12.	Convertible debentures (Continued from previous page)

The following table summarizes the carrying value of the convertible debentures as at September 30, 2018:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, September 30, 2018	Net book value, December 31, 2017
Convertible debentures	11,973	939	12,912	14,905
Transaction costs	(1,248)	(98)	(1,346)	(1,472)
Net proceeds	10,725	841	11,566	13,433
Accretion in carrying value of debenture liability	883	-	883	404
	11,608	841	12,449	13,837

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amounts of $489 and $1,449 for the three and nine months ended September 30, 2018 respectively (three and nine months ended September 30, 2017 – $536 and $730 respectively) is included in debenture interest expense in the interim condensed consolidated statement of comprehensive loss. During the nine months ended September 30, 2018, the Company issued 195,088 shares in lieu of interest payable (nine months ended September 30, 2017 – nil) and 398,600 shares for the conversion of $1,865 of principal (nine months ended September 30, 2017 - nil).

13.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short‑term nature. The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	September 30, 2018		December 31, 2017
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	40,520	38,291	36,567	33,917

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return. The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2. Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

During the nine months ended September 30, 2018, there were no transfers of assets or liabilities within the fair value hierarchy levels.

14

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

14.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements. The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposure to liquidity risk is represented by the carrying amount of accounts payable and accruals, credit facilities, debentures and convertible debentures which total $132,689 (2017 – $117,122).

The following table summarizes the Company’s financial liabilities with corresponding maturity. Management will continue to refinance any outstanding amounts owing under the credit facilities or our long-term debentures as they become due and payable.

	2018	2019	2020	2021	Thereafter	Total
Accounts payable and accruals	11,744	-	-	-	-	11,744
Credit facility	-	-	69,455	-	-	69,455
Debentures	-	-	38,448	1,434	-	39,882
Convertible debentures	-	-	11,608	-	-	11,608
Total	11,744	-	119,511	1,434	-	132,689

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars:

	September 30, 2018	December 31, 2017
Cash	1,284	171
Debentures	4,770	4,770

15

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

14.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest that fluctuates with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at September 30, 2018, LIBOR is 2.25% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $384.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

15.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at September 30, 2018, there are 22,992,467 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	2,302		3.50	767	4.01
Options granted	984	1.87	4.60
Exercised	(62)		2.39
Forfeited	(125)		5.67
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	420	1.24	4.14
Exercised	(93)		2.08
Forfeited	(181)		3.64
As at September 30, 2018	3,245		3.90	1,955	3.81

The above noted options have maturity dates ranging from November 2021 to August 2026.

16

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

15.	Equity (Continued from previous page)

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the nine months ended September 30, 2018	For the year ended December 31, 2017
Risk-free interest rate	2.18%	1.08 – 1.90%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2018 were $369 and $932 respectively (three and nine months ended September 30, 2017 - $181 and $661 respectively).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan to 500,000.

Details of outstanding RSUs as at September 30, 2018 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2016	145
Granted	71
Converted	(41)
Expired	(30)
Outstanding, December 31, 2017	145
Granted	134
Converted	(30)
Expired	(29)
Outstanding, September 30, 2018	220

17

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2018 and 2017

15.	Equity (Continued from previous page)

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	1,878		2.90	881	2.84
Warrants expired	(99)	0.90	7.35
As at December 31, 2017	1,779		2.66	783	2.28
As at September 30, 2018	1,779		2.66	982	2.42

The 1,779,453 warrants noted above have maturity dates ranging from February to September, 2025.

There are 583,333 warrants outstanding to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, that contain a net equity settlement option based on share prices on the open market at the time of exercise, and the exercise price attached to the outstanding warrants. These warrants are treated as a derivative financial liability subject to re-measurement at each reporting period end, and the fair value movement during the period is recognized in the interim condensed consolidated statement of comprehensive loss.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the period ended September 30, 2018	For the year ended December 31, 2017
Risk-free interest rate	0.64 - 2.30%	0.64 - 2.10%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%	50 - 55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

On January 25, 2016, in connection with the Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

During April 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 6. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

18